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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 7 )*


                            Capsure Holdings Corp.
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                               (NAME OF ISSUER)

                    Common Stock, par value $.05 per share
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                        (TITLE OF CLASS OF SECURITIES)

                                  140673104
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                                (CUSIP NUMBER)

              Sheli Z. Rosenberg, Rosenberg & Liebentritt, P.C.
      Two N. Riverside Plaza, Suite 600, Chicago, IL  60606 (312) 466-3990
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(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
COMMUNICATIONS)

                               September 24, 1996
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            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled our for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  140673104                    13D                    Page   2   of   4

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1   NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Equity Holdings
    36-3206542
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [x]
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3   SEC USE ONLY
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4   SOURCE OF FUNDS*
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                            [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Illinois
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                  | 7   SOLE VOTING POWER
                  |     0
    NUMBER OF     |-------------------------------------------------------------
      SHARES      | 8   SHARED VOTING POWER
   BENEFICIALLY   |
     OWNED BY     |-------------------------------------------------------------
  EACH REPORTING  | 9   SOLE DISPOSITIVE POWER
    PERSON WITH   |     0
                  |-------------------------------------------------------------
                  | 10  SHARED DISPOSTIVE POWER
                  |
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    0
--------------------------------------------------------------------------------
12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*      [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    PN
--------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!

Issuer:                                                  Capsure Holdings Corp.
CUSIP:                                                   140673104
Reporting Person:                                        Equity Holdings


                 ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN.

           CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN SHALL HAVE
                  THE SAME MEANING AS THEY HAVE IN THE INITIAL
                      SCHEDULE 13D AND AMENDMENTS THERETO


Item 5.         Interest in Securities of the Issuer
                (a), (c) and (e)


     On September 24, 1996, Equity Holdings ("EH") distributed the 3,042,253 shares of Common Stock it owned to its partners: 608,451 shares to Samuel Zell, Trustee of the Samuel Zell Revocable Trust under trust agreement dated January 17, 1990 and 2,433,802 shares to B/S Investments, an Illinois general partnership ("B/S"). B/S then distributed the 2,433,802 shares to its four partners: 1) 730,141 shares to Alphabet Partners, an Illinois general partnership; 2) 486,760 shares to Anda Partnership, a Nevada general partnership ("Anda"); 3) 486,760 shares to LFT Partnership, an Illinois general partnership; and 4) 730,141 shares to ZFT Partnership, an Illinois general partnership.

     Anda then distributed the 486,760 shares of Common Stock to its ten partners which are all trusts created for the benefit of Ann Lurie. Such trusts, pursuant to the trusts' agreements, then distributed the shares to their primary beneficiary, Ann Lurie. Ann Lurie then contributed the 486,760 to her revocable trust, the Ann Lurie Revocable Trust under trust agreement dated December 22, 1989, of which she is the sole trustee.

     As a result of the above, on September 24, 1996, EH ceased to be the beneficial owner of more than five percent of Capsure Holdings Corp., formerly Nucorp, Inc.

                                   SIGNATURE

After reasonable inquiry, and the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

DATED:   October 4, 1996

                                    EQUITY HOLDINGS


                                    By:  Samuel Zell, Trustee of the Samuel Zell
                                         Revocable Trust dated January 17, 1990.


                                         By:  /s/ Samuel Zell
                                              --------------------
                                              Samuel Zell, Trustee

                                 EXHIBIT INDEX



Exhibit Number      Description                                            Page

      1         Loan Agreement dated January 13, 1989 between EH and Bank.  *

     7(a)       Certain pages from the Registration Statement               *


*  Previously filed.


                               Page   4   of   4